16003311

UNITEDSTATES
ITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 24 2016

Washington DC

IUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50240

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PERICULUM ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 CENTER GREEN - SUITE 200

(No. and Street)

CARMEL, IN 46032

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT SHORTLE - 317-636-1800

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC - dba EDWARD OPPERMAN, CPA

(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET - LAFAYETTE, IN 47905

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT SHORTLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PERICULUM ADVISORS, LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

CYNTHIA L. BROWN
Notary Public - Seal
State of Indiana
My Commission Expires Feb 17, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PERICULUM ADVISORS, LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2015

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

PERICULUM ADVISORS, LLC

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
Periculum Advisors, LLC
Carmel, Indiana

We have audited the accompanying statements of financial condition of Periculum Advisors, LLC (an Indiana limited liability company), as of December 31, 2015 and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Periculum Advisors, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Periculum Advisors, LLC as of December 31, 2015 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Requirements – Schedule I has been subjected to audit procedures performed in conjunction with the audit of Periculum Advisors, LLC's financial statements. The supplemental information is the responsibility of Periculum Advisors, LLC's management. Our audit procedures including determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Requirements – Schedule I is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 11, 2016

PERICULUM ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2015

ASSETS	
ASSETS	
Cash and cash equivalents	$ 3,014,622
TOTAL ASSETS	3,014,622
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Accrued liabilities	620,978
TOTAL LIABILITIES	620,978
MEMBERS' EQUITY	
Members' equity	2,393,644
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 3,014,622

PERICULUM ADVISORS, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUE	
Transaction fees	$ 5,551,282
Placement fees	41,750
Expense reimbursements	9,139
Interest income	101
TOTAL REVENUE	5,602,272
EXPENSES	
Compensation and related taxes	1,141,018
Communications and database services	20,851
Insurance	36,270
Travel and entertainment	17,728
Lease charges	2,884
Marketing	2,050
Memberships	2,989
Office expenses	6,289
Professional fees	24,592
Regulatory fees	17,747
Rent	25,865
Property taxes	179
Bank fees	360
TOTAL EXPENSES	1,298,822
NET INCOME	$ 4,303,450

PERICULUM ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

BALANCE AT BEGINNING OF YEAR	$ 490,194
Members' distributions	(2,400,000)
Net Income	4,303,450
BALANCE AT END OF YEAR	$ 2,393,644

PERICULUM ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 4,303,450
Adjustments to reconcile net income to net cash provided by operating activities	
(Increase) decrease in operating assets:	
Accounts receivable	113,793
Increase (Decrease) in operating liabilities:	
Accrued liabilities	486,589
Net Cash Provided by Operating Activities	4,903,832
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's capital distributions	(2,400,000)
Net Cash (Used in) Financing Activities	(2,400,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,503,832
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	510,790
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 3,014,622

 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

PERICULUM ADVISORS, LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR DECEMBER 31, 2015

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Periculum Advisors, LLC (the Firm), was organized in 1995 as an Indiana limited liability company. The firm is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Firm which has one location in Carmel, Indiana, is wholly-owned by Periculum Capital Company, LLC (PCC). The primary business purpose is to provide advisory services related to corporate merger and acquisition transactions, the private placement of debt and equity financings and general corporate advisory services.

   The Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities and accordingly, claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(i).

b. Cash and Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. The Firm did not have any cash equivalents at December 31, 2015.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits. As of December 31, 2015 the Firm had one bank account that exceeded the FDIC insurance limited by $1,763,821.

e. Accounts Receivable—Accounts Receivable consists of fees and other amounts owed to the Firm. The Firm, on a periodic basis evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Firm considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Basis of Presentation and Method of Accounting—The Firm's financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP'), and presented on the accrual basis method of accounting.

g. Revenue Recognition—Fee revenue includes recurring professional services that are paid for the duration of the engagement, and success fees earned on completed mergers and acquisition transactions. Professional service revenues are recorded at the time services are performed, while success fees are recorded when the transaction is completed and the income is reasonably determinable.

NOTE 2: FAIR VALUE MEASUREMENTS

The Firm values its cash and cash equivalents at fair value, based on the Level 1 hierarchy established by ASC 820, Fair Value Measurements and disclosures.

NOTE 3: INCOME TAX EXPENSE

As a limited liability company, the Firm is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Firm. The single member owner is also a limited liability company. The Firm is subject to certain state taxes; however no provision for state income taxes is required at December 31, 2015.

Accounting principles generally accepted in the United States of American require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

Currently, all tax years subsequent to December 31, 2012 are open and subject to federal and state income tax examination by tax authorities. However the Firm is not currently under audit nor has the Firm been contacted by any of these jurisdictions.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the year ended December 31, 2015.

NOTE 4: UNCERTAINTY IN INCOME TAXES

The Firm adopted the provisions of FASB ASC Topic 605, "Accounting for Uncertainty in Income Taxes". Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation, the Firm has concluded that there are no significant uncertain tax positions requiring recognition in the Firm's financial statements.

NOTE 5: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The Firm is required to maintain net capital equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness, as these terms are defined under the rule. At December 31, 2015, the Firm's net capital was $2,393,644 which was $2,331,546 in excess of its minimum net capital requirement. There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the Firm and included in the unaudited Part II of Form X-17a-5 as of December 31, 2015.

NOTE 6: STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2015, the Firm did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statement was prepared.

NOTE 7: RELATED PARTY TRANSACTIONS

The Firm is 100% owned by Periculum Capital Company, LLC and is subject to an expense sharing agreement with them that has been approved by FINRA. The agreement was amended on January 24, 2015 to reflect adjustments in expenses and is for a period of twelve months and will renew automatically for an additional twelve months if not cancelled prior to the renewal date of the contract. Under the agreement Periculum Capital Company, LLC is to be reimbursed for 30% of specific and related expenses, during the year ended December 31, 2015 in consideration of rent, utilities, telephone, equipment furniture and fixtures, postage, office supplies, accounting services, and other general non-securities related administrative and office expenses. As of December 31, 2015 there is an accrued amount payable to Periculum Capital Company, LLC in the amount of $612,978.

NOTE 8: SUBSEQUENT EVENTS

The Firm has evaluated subsequent events through the date of this report, the date on which the financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

PERICULUM ADVISORS, LLC

COMPUTATION OF NET CAPITAL REQUIREMENTS

AS OF DECEMBER 31, 2015

SCHEDULE I

Total ownership equity from Statement of Financial Condition	$ 2,393,644
Net Capital	2,393,644
EXCESS NET CAPITAL	
(A) - Minimum net capital required (6 2/3% of liabilities)	41,399
(B) - Minimum net capital requirement	5,000
Excess net capital: Net Capital less greater of (A) or (B)	2,352,245
TOTAL AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness	620,978
Percentage of aggregate indebtedness to net capital	25.94%
(C) - 10% of Total aggreate indebteness	62,098
(D) - 120% of Minimum net capital requirement	6,000
Net Capital Less the greater of (C) or (D)	$ 2,331,546

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Members of
Periculum Advisors, LLC
Carmel, Indiana

In planning and performing our audit of the financial statements of Periculum Advisors, LLC as of and for the year ended December 31 ,2015, in accordance with auditing standards generally accepted in the United States of America, we considered Periculum Advisors, LLC'S Internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Periculum Advisors, LLC'S internal control. Accordingly, we do not express an opinion on the effectiveness of Periculum Advisors, LLC'S internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Periculum Advisors, LLC including consideration of control activities for safeguarding securities. This study Included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the provisions of Rule 15c3-3. Because Periculum Advisors, LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Periculum Advisors, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(CONTINUED)

(CONTINUED)

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Periculum Advisors, LLC'S practices and procedures, as described in the second paragraph of this report, were adequate as of the date of this report, to meet the SEC's objectives.

This report is intended solely for the information and use of The Members of, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 11, 2016

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION TO RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Members of
Periculum Advisors, LLC
Carmel, Indiana

Periculum Advisors, LLC does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15c3-3. Therefore, Periculum Advisors, LLC is exempt from the provisions of that rule.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 11, 2016

RECONCILIATION INCLUDING APPROPRIATE EXPLANATION OF THE AUDITED COMPUTATION OF NET CAPITAL WITH THE FIRM'S CORRESPONDING UNAUDITED PART II A FOCUS REPORT FILING

The Members of
Periculum Advisors, LLC
Carmel, Indiana

There were no material differences existing at December 31, 2015 between the audited computation of net capital and the un-audited Part II A Focus Filing at December 31, 2015.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 11, 2016

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Members of
Periculum Advisors, LLC
Carmel, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2015 to December 31, 2015, which were agreed to by Periculum Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Periculum Advisors, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Periculum Advisors, LLC's management is responsible for Periculum Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

- Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;
- Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2015 less revenues reported on the FOCUS reports for the period from January 1, 2015 to March 31, 2015, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2015 to December 31, 2015 noting no material differences;
- Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting the only difference was the accrual adjustment of receivables;
- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting the difference was the accrual adjustment of receivables; and
- Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 11, 2016

Periculum Advisors, LLC

February 11, 2015

Re: 15c3-3 Exemption Provisions

Periculum Advisors, LLC exemption is based on Rule 15c3-3(k) (2) (i), "Special Account for the Exclusive Benefit of customers maintained." In terms of the 15c3-3 exemption, the firm does not carry customer accounts, does not maintain custody of funds or securities, and otherwise does not act in any capacity that would trigger 15c3-3. To the best of our knowledge there were no exceptions to the exemption provisions during the year under review or subsequent to year end and the firm has not received any regulatory correspondence from the SEC regarding the exemption provisions.

With respect to internal control the firm does not carry customer accounts and any change in that status requires prior approval from FINRA. Moreover there were no deficiencies in internal controls with respect to the exemption provisions. The only regulatory filings pertaining to the exemption provisions deal with custody and the firm has consistently stated in its filings that it does not take custody and does not carry customer accounts.

Respectfully,

Robert H. Shortle
President

RHS/clb

4 Center Green, Suite 200, Carmel, Indiana 46032
317.636.1800 • Fax: 317.636.1801 • bshortle@periculumcapital.com
Member FINRA-Member SIPC

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE MEMBER OF
PERICULUM ADVISORS, LLC
CARMEL, INDIANA

We have examined PERICULUM ADVISORS, LLC's statements, included in the accompanying Exemption Report, that (1) PERICULUM ADVISORS, LLC's internal control over compliance was effective during the most recent fiscal year ended DECEMBER 31, 2015; (2) PERICULUM ADVISORS, LLC's internal control over compliance was effective as of DECEMBER 31, 2015; 3) PERICULUM ADVISORS, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of the date of this report; and (4) the information used to state that PERICULUM ADVISORS, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from PERICULUM ADVISORS, LLC's books and records. PERICULUM ADVISORS, LLC's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing PERICULUM ADVISORS, LLC with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, if applicable, that requires account statements to be sent to the customers of PERICULUM ADVISORS, LLC will be prevented or detected on a timely basis. PERICULUM ADVISORS, LLC maintains no customer accounts. Our responsibility is to express an opinion on PERICULUM ADVISORS, LLC's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether PERICULUM ADVISORS, LLC's internal control over compliance was effective as of and during the most recent fiscal year ended DECEMBER 31, 2014; PERICULUM ADVISORS, LLC complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of DECEMBER 31, 2015; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of DECEMBER 31, 2015 was as derived from PERICULUM ADVISORS, LLC's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating PERICULUM ADVISORS, LLC's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from PERICULUM ADVISORS, LLC's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, PERICULUM ADVISORS, LLC's statements referred to above are fairly stated, in all material respects.

Sincerely,

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
1901 KOSSUTH STREET
LAFAYETTE, IN
FEBRUARY 11, 2016